Contact

www.linkedin.com/in/haythammohamedmcoa (LinkedIn)

Languages

English (Native or Bilingual)

Arabic (Native or Bilingual)

Haytham Mohamed

MD, MBA | Pediatric Anesthesiologist

Greater Boston

Experience

MEDICAL CIRCLE OF AMERICA PLLC

Anesthesiologist

October 2016 - Present (9 years 10 months)

Cataract and Laser Center (West)

Anesthesiologist

November 2013 - Present (12 years 9 months)

Cataract and Laser Center (Cental)

Chief of Anesthesiology

November 2013 - Present (12 years 9 months)

Gardner MA

Athol Memorial Hospital

Chief of Anesthesia

February 2011 - November 2013 (2 years 10 months)

Athol MA

UMass Medical School

Assistant Professor of Anesthesiology and Pediatrics

October 2006 - February 2011 (4 years 5 months)

Children's Hospital Boston

Clinical Fellow of Pediatric Anesthesiology

October 2005 - October 2006 (1 year 1 month)

Education

University of Massachusetts Medical School

Cairo University

Medicine · (1989 - 1995)

Boston University

MBA · (August 2025)

Harvard Medical School

Pediatric anesthesia · (October 2005 - October 2006)